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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date August 14, 2006	By:	/s/ J.C. Stefan Spicer
J.C. Stefan Spicer, President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

Item 1. — Reporting Issuer:

Central Fund of Canada Limited
1323 15th Avenue S.W., Suite 805
Calgary, Alberta
T3C 0X8

Item 2. — Date of Material Change:

August 3, 2006

Item 3. — Press Release:

A news release with respect to the material change referred to in this report was issued through newswire services on August 3, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

Item 4. — Summary of Material Change:

On July 21, 2006 Central Fund announced that it entered into an agreement with CIBC World Markets Inc. under which the underwriter agreed to buy and sell to the public, in the provinces and territories of Canada, except Quebec, and in the United States under the multijurisdictional disclosure system, 6,800,000 Class A Shares of Central Fund at U.S.$8.50 per Class A Share. CIBC World Markets Inc. had the right to increase the size of the offering by up to 1,000,000 Class A Shares by 4:00 p.m. on July 21, 2006 and gave notice by such time increasing the size by 350,000 Class A Shares to bring the size of the offering to a total of 7,150,000 Class A Shares. On August 3, 2006 Central Fund announced that it completed the sale of 7,150,000 Class A Shares at U.S.$8.50 to CIBC World Markets Inc. and raised total gross proceeds of U.S.$60,775,000.

Item 5. — Full Description of Material Change:

CENTRAL FUND OF CANADA LIMITED

For Immediate Release to
Canada News Wire and
U.S. Disclosure Circuit

TSX SYMBOLS: CEF.A and CEF.U
AMEX SYMBOL: CEF

CENTRAL FUND CLOSES U.S. $60,775,000 SHARE ISSUE

        TORONTO, Ontario (August 3, 2006/CNW/) — Central Fund of Canada Limited of Calgary, Alberta announced today that it has completed the sale of 7,150,000 Class A shares at U.S.$8.50 to CIBC World Markets Inc. and raised total gross proceeds of U.S.$60,775,000. The Class A shares were sold to investors primarily in Canada and in the United States, under the multijurisdictional disclosure system.

        The issue was completed at a price that was both non-dilutive and accretive to the net asset value of Class A shareholders prior to the issue. In addition, due to the Company's larger asset base resulting from this issue, the operating costs (expense ratio) are expected to be reduced on a per share basis for all Class A shareholders.

        In accordance with its investment policies, Central Fund has invested the net proceeds (after underwriter's commission and expenses of issue) in gold and silver bullion, with the balance of the net proceeds reserved for working capital and additional bullion purchases.

        The new total of issued and outstanding Class A shares of Central Fund of Canada Limited is 104,654,532. The investment holdings of Central Fund are now represented by approximately 680,026 fine ounces of gold, 33,995,514 ounces of silver and U.S.$16,764,000 primarily in cash for working capital and additional bullion purchases.

        A prospectus with respect to the offering of Class A shares was filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Copies of the U.S. prospectus relating to the offering may be obtained from CIBC World Markets Corp., Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017, by fax at 212-667-6303, or by e-mail at useprospectus@us.cibc.com. Copies of the Canadian prospectus may be obtained from CIBC World Markets Inc., fax 416-594-7242.

        Central Fund of Canada Limited (est. 1961) is an exchange tradeable refined gold and silver bullion holding company. Class A shares are qualified for inclusion in many North American regulated accounts. Bullion holdings are stored on an unencumbered, allocated, segregated and insured basis in the treasury vaults of a major Canadian bank and are audited semi-annually in the presence of Central Fund's auditors and bank representatives. Class A shares are quoted on the AMEX, symbol CEF and the TSX, symbols CEF.A (Cdn. $) and CEF.U (U.S. $).

Information regarding Central Fund of Canada Limited is available at www.centralfund.com.

For further information, please contact J.C. Stefan Spicer, President and CEO at

905-648-7878 or write to info@centralfund.com

Item 6. — Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

N/A

Item 7. — Omitted Information:

N/A

2

Item 8. — Executive Officer:

Inquiries in respect of the material change referred to herein may be made to:

J. C. Stefan Spicer, President and Chief Executive Officer
Telephone:	(905) 648-7878
Facsimile:	(905) 648-4196
e-mail:	spicer@centralfund.com

Item 9. — Date of Report:

August 3, 2006

"J. C. Stefan Spicer" J. C. Stefan Spicer President and Chief Executive Officer Central Fund of Canada Limited

3

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SIGNATURES
FORM 51-102F3 MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT 51-102
CENTRAL FUND OF CANADA LIMITED